Exhibit 99.37

CYBIN INC.

(formerly, Clarmin Explorations Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended October 31, 2020

Date: December 29, 2020

The following information, prepared as of December 29, 2020 should be read in conjunction with the unaudited consolidated condensed interim financial statements of Cybin Inc. (formerly, Clarmin Explorations Inc.) ("the Company" or "Cybin") for the three months ended October 31, 2020, together with the audited consolidated financial statements of the Company for the year ended July 31, 2020 and the accompanying Management's Discussion and Analysis (MD&A) for that fiscal period. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company and its operations is available under the Company's profile on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The Company's condensed interim consolidated financial statements for the three months ended October 31, 2020 and 2019, and this accompanying MD&A contain statements that constitute "forward-looking statements" within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

It is important to note that, unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of December 29, 2020.

Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements in this MD&A include statements regarding the Company's future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "RISKS AND UNCERTAINTIES" in this MD&A.

Forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

COMPANY DESCRIPTION

Clarmin Explorations Inc. was incorporated under the Business Corporations Act of British Columbia on October 13, 2016. The Company was engaged in the exploration and development of mineral properties in Canada. On November 5, 2020, Clarmin Explorations Inc. changed its name to Cybin Inc. in connection with the completion of the Transaction. Please see the Subsequent Events section of this MD&A for details. The Company's head office is located at 5600-100 King Street West, Toronto, ON M5X 1C9

The Company was a junior exploration company engaged in the exploration and development. On completion of the Transaction, the Company commenced business as a life sciences company advancing psychedelic pharmaceutical and non-psychedelic nutraceutical-based products. The Company is structuring and supporting clinical studies in North America and other regions, through strategic academic and institutional partnerships and plans to launch psilocybin-based products in jurisdictions where the substance is not banned.

On January 8, 2018 the Company completed its Initial Public Offering (the "Offering") of the Company's common shares. The Company issued 3,500,000 common shares at a price of $0.10 per share for gross proceeds of $350,000. The Company's common shares were listed on the TSX Venture Exchange ("TSX- V") on January 8, 2018 under the symbol "CX".

On November 5, 2020 the Company was delisted from the TSXV in connection with the completion of the Transaction. The Company's Common Shares commenced trading on the NEO on November 10, 2020, under the symbol "CYBN".

REVERSE TAKEOVER TRANSACTION

On June 26, 2020, the Company entered into an amalgamation agreement, as amended on October 21, 2020 (the "Amalgamation Agreement") with Cybin Corp., a private psilocybin and nutraceutical company, and 2762898 Ontario Inc., a wholly-owned subsidiary of the Company. The Amalgamation Agreement contemplates the completion of an arm's length business combination by way of a three-cornered amalgamation among the Company, Cybin Corp. and 2762898 Ontario Inc. pursuant to the provisions of the Business Corporations Act (Ontario) (the "Transaction"). Completion of the Transaction resulted in a reverse takeover of the Company by Cybin Corp. on November 5, 2020 (the "Transaction"). The details of the Transaction are disclosed in Subsequent Events section.

RESULTS OF OPERATIONS

Three months ended October 31, 2020

The Company recorded a loss of $48,897 ($0.00 per share) for the three months ended October 31, 2020 as compared to a loss of $15,457 ($0.00 per share) for the three months ended October 31, 2019. The increase in loss was primarily due to professional fees of $41,841 (2019 - $12,322) related to the Transaction.

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

SUMMARY OF QUARTERLY RESULTS

A summary of the Company's quarterly results are as follows:

		Three Months Ended ($)
	October 31,	July 31,	April 30,	January 31,
	2020	2020	2020	2020
Loss and comprehensive loss	(48,897)	(119,234)	(31,417)	(23,083)
Basic and diluted loss per share	(0.02)	(0.04)	(0.01)	(0.01)
Working capital	156,638	205,535	250,226	266,186
		Three Months Ended ($)
	October 31,	July 31,	April 30,	January 31,
	2019	2019	2019	2019
Loss and comprehensive loss	(15,457)	(20,670)	(42,453)	(10,361)
Basic and diluted loss per share	(0.00)	(0.01)	(0.01)	(0.00)
Working capital	289,269	304,726	325,396	382,849

(1)The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

(2)The basic and diluted loss per share calculations have been restated to reflect the share consolidation of 6.672 old common shares into one new common share on November 5, 2020.

At July 31, 2020 the Company determined it would not proceed with the development of the Benton Property, and entered into an agreement to dispose of the property for $10, consequently a write-down of exploration and evaluation assets of $90,000 was recognized on July 31, 2020, which is the reason for the substantial increase in loss for that quarter compared to other quarter ends.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations consumed $25,844 (2019 - $11,288) of cash for the three months ended October 31, 2020. The Company's aggregate operating, investing, and financing activities during the three months ended October 31, 2020 resulted in a decrease in its cash balance from $232,201 at July 31, 2020 to $206,357 at October 31, 2020. The Company's working capital at October 31, 2020 was $156,638 compared to working capital of $205,535 at July 31, 2020.

The Company's objectives when managing capital during the three months ended October 31, 2020 was to safeguard its ability to continue as a going concern to complete the Transaction. In the management of capital, the Company includes the components of shareholders' equity as well as cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash. The Company is dependent on the capital markets as its primary source of operating working capital and the Company's capital resources are largely determined by its ability to compete for investor support of its projects.

The Company has no long-term debt.

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

FINANCING ACTIVITIES AND CAPITAL EXPENDITURES

The Company did not have any financing or capital expenditure activities during the three months ended October 31, 2020 or 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the three months ended October 31, 2020 (Oct 31, 2019 - $nil)

FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The Company has classified fair value measurements of its financial instruments using a fair value hierarchy that reflects the significance of inputs used in making the measurements as follows:

∙Level 1: Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

∙Level 2: Valuations based on directly or indirectly observable inputs, other than Level 1 prices, in active markets for similar assets or liabilities, such as quoted interest or currency exchange rates; and

∙Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company's financial instruments consist of cash, accounts payable and accrued liabilities. The Company classifies its cash and accounts payable and accrued liabilities as amortized cost. The fair value of these instruments approximate their carrying amounts due to their short-term to maturity.

The risks associated with financial assets and liabilities are detailed/discussed below:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company's cash is held with the Bank of Montreal. Accordingly, the Company believes it is not exposed to significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows or fair value of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk is limited at present as the Company's assets and liabilities are earning or incurring interest at market rates or where they are non-interest bearing or have fixed interest rates they have short terms to maturity.

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

Liquidity Risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. As at October 31, 2020, all of the Company's liabilities are due on demand. At October 31, 2020 the Company had working capital of $156,638 (July 31, 2020 - $205,535).

Foreign currency exchange rate risk

The Company's functional and reporting currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company's exposure to foreign currency risk is minimal.

OUTSTANDING SHARE DATA

Authorized Share Capital

The Company has an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series, authorized.

Issued Share Capital

During the three month period ended October 31, 2020, the Company did not issue any common shares or options to purchase common shares.

Subsequent to October 31, 2020, the Company consolidated its common shares on the basis of 6.672 existing common shares into one new common share on November 5, 2020. Following the consolidation applied retrospectively as at October 31, 2020 there were 2,128,295 common shares and stock options to purchase up to 202,338 common shares outstanding.

Pursuant to the Transaction, the Company issued 129,150,254 common shares, 21,760,684 common share purchase warrants, incentive stock options to purchase up to 13,800,000 common shares, and 127,600 broker warrants on November 5, 2020.

Since completion of the Transaction, (a) the Company has granted incentive stock options to purchase up to 4,404,100 common shares, (b) incentive stock options to purchase 142,386 common shares have been exercised, (c) incentive stock options to purchase up to 175,000 common shares have expired, and (d) warrants have been exercised to purchase 28,861 common shares.

On December 14, 2020, the Company reserved 8,688,330 common shares (the "Cybin USA Exchangeable Shares") for issuance in connection with the Adelia Transaction (as defined below). Pursuant to the Adelia Transaction, Cybin US Holdings Inc. issued 868,833 class B common shares, which are exchangeable for common shares of the Company, on a 10 common shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The details of the Adelia Transaction are disclosed in Subsequent Events section.

As of the date of this MD&A, all outstanding common shares or securities convertible into common shares are set out in the following table:

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

Type of Security	Number	Exercise Prices ($)	Expiry Dates
Common Shares	131,449,796	N/A	N/A
	18,089,052		December 11, 2022 –
Incentive Stock options		$0.25 – $1.89	December 28, 2025
	21,731,823		February 28, 2022 –
Common Share purchase Warrants		$0.25 – $0.75	August 20, 2025
Cybin USA Exchangeable Shares	8,688,330	N/A	N/A
Broker Warrants	127,600	$0.75	November 5, 2022
Total	180,086,601

RISKS AND UNCERTAINTIES

The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flow and obtain additional financing. The Company has traditionally financed its cash requirements through the issuance of common shares. If the Company is unable to generate cash from operations or obtain additional financing its ability to continue as a going concern could be impaired.

DISCLOSURE CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certification of Disclosure in Issuer's Annual and Interim Filings) ("NI 52-109"), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the condensed interim consolidated financial statements for the three months ended October 31, 2020 and 2019 and this accompanying MD&A (together the "Interim Filings").

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Please see Financial Statement Note 7 and the below highlighted items.

(a)On November 5, 2020, the Company and Cybin Corp. closed the Transaction, whereby Cybin Corp. completed its reverse takeover of the Company in accordance with the term of the Amalgamation Agreement. Pursuant to the Transaction:

a.the Company continued out of the jurisdiction of the Business Corporations Act (British Columbia) and into the jurisdiction of the Business Corporations Act (Ontario);

b.the Company consolidated its common shares on the basis of 6.672 existing common shares into one new common share;

c.The Company changed its name to Cybin Inc.;

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

d.The Company's common shares were de-listed from the facilities of the TSX Venture Exchange;

e.Shareholders of Cybin Corp. received one common share in the capital of the Company for each common share of Cybin Corp. held immediately prior to the Transaction; and

f.Outstanding warrants and incentive stock options of Cybin Corp. were exchanged for warrants and incentive stock options of the Company.

(b)On November 10, 2020, in connection with the completion of the Transaction, the common shares of the Company became listed for trading on the NEO Exchange under the trading symbol CYBN.

(c)On November 13, 2020, the Company granted options to purchase up to 500,000 common shares at an exercise price of $0.88 per common share for a period of five years, vesting over a 24-month period, to the Chief Legal Officer of the Company pursuant to the Company's equity incentive plan.

(d)On November 27, 2020, the Company granted options to purchase up to 200,000 Common Shares at an exercise price of $0.91 per share for a period of five years, vesting on April 27, 2021, to a consultant of the Company pursuant to the Company's equity incentive plan.

(e)On December 4, 2020, the Company entered into a contribution agreement with Cybin Corp., Cybin US Holdings Inc., and all of the shareholders (the "Adelia Shareholders") of Adelia Therapeutics Inc. ("Adelia") dated December 4, 2020 (the "Contribution Agreement") to purchase all of the issued and outstanding shares in the capital of Adelia (the "Adelia Transaction"). The Adelia Transaction closed on December 14, 2020. Pursuant to the Contribution Agreement and the support agreement entered into among Cybin U.S. and the Adelia Shareholders (the "Support Agreement"), the Adelia Shareholders received non-voting Class B common shares in the capital of Cybin U.S. (each a "Class B Share"), which are exchangeable for common shares of the Company, on a 10 common shares for 1 Class B Share basis, at the option of the holder thereof, subject to customary adjustments. The Class B Shares issued to the Adelia Shareholders on the closing of the Adelia Transaction are exchangeable for a total of 8,688,330 common shares of the Company. The aggregate value of the Class B Shares to be issued to the Adelia Shareholders on the closing of the Adelia Transaction was $10,773,529 (approximately USD$8.42 million). Under the Contribution Agreement, the Adelia Shareholders are also entitled to Class B Shares upon the occurrence of certain milestones (the "Milestones"), as set out in the Contribution Agreement, which are also exchangeable for common shares of the Company on a 10 common shares of the Company for 1 Class B Share basis. The total value of the Class B Shares issuable pursuant to the Milestones is up to $9,388,046 (approximately US$7.33 million), assuming all Milestones are met prior to the applicable deadlines.

(f)On December 11, 2020, the Company granted options to purchase up to 700,000 common shares at an exercise price of $1.48 per common share for a period of five years, vesting over 24-months, to certain consultants of the Company pursuant to the Company's equity incentive plan.

(g)On December 14, 2020, the Company granted options to purchase up to 2,244,100 common shares at an exercise price of $1.74 per common share for a period of five years, vesting over 24- months, to certain senior officers and consultants of the Company pursuant to the Company's equity incentive plan.

Cybin Inc. (formerly, Clarmin Explorations Inc.)

MD&A

For the three months ended October 31, 2020

(h)On December 16, 2020, the holders of options to purchase 142,386 common shares at an exercise price of $0.67 per common share exercised their options for aggregate gross proceeds to the Company of $95,399.

(i)On December 22, 2020, a holder of 11,000 common share purchase warrants, exercisable at $0.25 per common share exercised their warrants for aggregate gross proceeds of the Company of $2,750.

(j)On December 22, 2020, a holder of 17,861 common share purchase warrants, exercisable at $0.64 per common share exercised their warrants for aggregate gross proceeds of the Company of $11,430.

(k)On December 28, 2020, the Company granted options to purchase up to 760,000 Common Shares at an exercise price of $1.89 per Common Share for a period of five years, vesting over a 24-month period, to certain directors of the Company and the Company's Chief Financial Officer, pursuant to the Company's equity incentive plan.

(l)As of the date of this MD&A the vesting criteria for 2,000,000 share purchase warrants issued by Cybin on June 15, 2020 and exchanged for warrants of the Company in connection with the Transaction are in renegotiations. Any change to the vesting criteria could result in a change in forfeiture rate.